Mail Stop 3233

                                                            October 26, 2018

Via E-mail
R. Steven Hamner
Chief Financial Officer
Medical Properties Trust, Inc.
MPT Operating Partnership, L.P.
1000 Urban Center Drive
Suite 501
Birmingham, AL 35242

        Re: Medical Properties Trust, Inc.
            MPT Operating Partnership, L.P.
            Form 10-K for the Fiscal Year Ended December 31, 2017
            Filed March 1, 2018
            File No. 001-32559 and 333-177186

 Dear Mr. Hamner:

       We have reviewed your September 11, 2018 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comments, we may have additional comments.
Unless we note otherwise, our reference to a prior comment is to a comment in our August 27,
2018 letter.


Form 10-K for the fiscal year ended December 31, 2017

Item 1 Business

Significant Tenants, page 11

   1. Please clarify for us the guarantor entity and terms of the guarantee for both the master lease agreement and loan agreement with Steward. Also, explain to us the cross collateralization and default provisions between the two agreements. Steven Hamner
Mortgage Properties Trust, Inc. and MPT Operating Partnership, L.P.
October 26, 2018
Page 2


   2. You state that you believe that facility concentration is the primary concentration risk of your business rather than that of any particular tenant/operator. Please further tell us how you analyze concentration risk at each of the following levels: facility, tenant/operator by geographic market, overall tenant/operator, and guarantor.

   3. Please tell us your expectations for filing financial statements of Steward with your Form
      10-K for the year ended December 31, 2018 in order to achieve a presentation that will be adequate for investors regarding the financial condition of your company. Please address your expected total concentration with Steward from all of your arrangements (i.e., master lease, loan, and equity investment) on a combined basis in your response and specifically tell us how you considered the guarantees and cross collateralization and default provisions addressed in response to comment 1 above in your analysis.


        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-
3295 if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            /s/ Jennifer Monick

                                                            Jennifer Monick
                                                            Assistant Chief
Accountant
                                                            Office of Real
Estate &
                                                            Commodities